Filed by Golub Capital BDC, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Golub Capital BDC 3, Inc.

Commission File No. 814-01244

File No. of Related Registration Statement: 333-277325

1 YOUR VOTE IS IMPORTANT GOLUB CAPITAL BDC, INC. 2024 Special Meeting May 29, 2024 VOTE NOW Why Should I Vote? By voting FOR the merger-related proposal, you are providing GBDC with a number of critical benefits that are compelling to GBDC

2 stockholders, as described in the attached letter. Thank you in advance for voting in support of this important transaction. Ways to Vote ProxyVote 800.690.6903 Virtual Meeting Important Information For holders as of April 5, 2024 Vote Common Shares by: May 28, 2024 Control Number: 0123456789012345 View documents: Proxy Statement | Shareholder Letter | © 2024 Broadridge Financial Solutions Inc. P.O. Box 1310, Brentwood, NY 11717 ProxyVote and Broadridge are trademarks of Broadridge Financial Solutions Inc. CUSIP is a registered trademark of the American Bankers Association. All other registered marks belong to their respective owners. Email Settings | Terms and Conditions | Privacy Statement

YOUR VOTE IS IMPORTANT The Board of Directors, including all of the independent directors, unanimously recommends that GBDC stockholders vote “FOR” the merger-related proposal described in the proxy statement in order to finalize the vote by the GBDC special meeting on May 29, 2024. Dear Stockholder: On January 17, 2024, Golub Capital BDC, Inc. (“GBDC” or the “Company”) announced that it entered into a definitive agreement to merge with Golub Capital BDC 3, Inc. (“GBDC 3”) with GBDC as the surviving company. We, along with GBDC’s Board of Directors (the “Board of Directors”), believe the proposed merger with GBDC 3 creates meaningful value for GBDC and its stockholders, while maintaining all of the elements we believe have made GBDC successful to date. The combined company will continue to pursue a distinctive investment strategy to invest primarily in one stop and other senior secured loans of U.S. middle-market companies that are, in most cases, sponsored by private equity firms. In support of the proposed merger, GBDC’s investment adviser, GC Advisors LLC (“GC Advisors”), has agreed to reduce the income incentive fee and capital gain incentive fee rates from 20.0% to 15.0%.1 In addition, the Board of Directors expects to declare a series of post-merger special distributions related to undistributed taxable income in the aggregate amount of $0.15 per share, to be paid in three equal quarterly installments of $0.05 per share after merger close. The remainder of GBDC’s structural features will remain the same after the merger; including GBDC’s financing strategy, base and quarterly variable supplemental distribution policy, base management fee rate, and income incentive fee hurdle rate. At an estimated $8.5 billion of combined total assets, we believe the increased scale of the combined company will deliver a number of benefits to stockholders, including incremental earnings power, potentially greater trading liquidity, potential elimination of redundant operating expenses, and expected wider access to long-term, low-cost, flexible debt capital. By voting FOR the merger-related proposal, you are providing GBDC with a number of critical benefits as described on the following page. Thank you in advance for voting in support of this important transaction. Sincerely yours, David B. Golub Chief Executive Officer FOUR WAYS TO VOTE USE A SMARTPHONE CAMERA Scan the Quick Response Code or “QR Code” on the Proxy Card/VIF enclosed, and click on the link that appears. QR CODE VOTE PROCESSING Mark, sign and date your ballot and return it in the postage-paid envelope provided. MAIL WITHOUT A PROXY CARD Call 1-844-853-0928 Monday to Friday, 9:00 am to 9:00 pm ET to speak with a proxy specialist. WITH A PROXY CARD Call 1-800-690-6903 with a touch-tone phone to vote using an automated system. PHONE WWW.PROXYVOTE.COM Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form. ONLINE

TRANSACTION RATIONALE STOCKHOLDERS ARE URGED TO VOTE PROMPTLY “FOR” THE PROPOSAL Your vote is important, no matter how many shares you own. If you have additional questions about how to vote your shares, or need assistance voting your shares, please call GBDC’s proxy solicitor: Broadridge | 1-844-853-0928 The Board of Directors has unanimously approved the agreement to merge with GBDC 3 and the new Investment Advisory Agreement. The Board of Directors unanimously recommends that GBDC stockholders vote FOR the Merger Stock Issuance Proposal described in the enclosed proxy statement. For additional information, please visit the Investor Resources – Events/Presentations link on the homepage of our website www.golubcapitalbdc.com and refer to the presentation titled Overview of the Proposed Merger With Golub Capital BDC 3, Inc. and the full text of the Merger Stock Issuance Proposal described in the proxy statement for the Special Meeting. 1. The reduction in incentive fee will become permanent upon merger close and will be effective as of January 1, 2024 as GC Advisors has agreed to unilaterally waive incentive fees above 15.0% for periods during the pendency of the merger. GBDC’s cumulative incentive fee cap, since-inception lookback period and income incentive fee hurdle rate of 8% per annum will all remain in place. 2. Based on GBDC’s and GBDC 3’s consolidated statements of financial condition as of December 31, 2023. Increased Scale and Liquidity: The proposed merger will increase GBDC’s scale meaningfully, with its total assets expected to increase from approximately $5.7 billion to approximately $8.5 billion.2 The increased market capitalization of GBDC following the merger is anticipated to provide greater trading liquidity and the potential for greater institutional ownership than GBDC as a stand-alone company. The transaction also is expected to deliver operational synergies by eliminating redundant expenses. Consistent Investment Strategy: The combined portfolio is expected to be substantially similar to GBDC’s current portfolio, as over 99% of GBDC 3’s investments overlap with those of GBDC.2 Post-closing, GBDC expects to continue the same investment strategy it has followed since its IPO in 2010: focusing on first lien senior secured and one-stop loans to U.S. middle market companies in resilient industries that are often owned by private equity firms. Improved Fee Structure: In support of the proposed merger, GBDC’s investment adviser, GC Advisors LLC (“GC Advisors”), has agreed to reduce the income incentive fee and capital gain incentive fee rates from 20.0% to 15.0%.1 GBDC’s 1.0% base management fee rate, cumulative incentive fee cap, since-inception lookback period and income incentive fee hurdle rate of 8% per annum will all remain in place. Expected Wider Access to Long-Term, Low-Cost, Flexible Debt Capital: The combined company is expected to be able to access a wider array of debt funding solutions than GBDC as a stand-alone company, and potentially to receive more attractive terms as a result of the combined company’s increased scale, including potentially in the investment grade unsecured debt market. Potential for Net Asset Value (“NAV”) Accretion: The exchange ratio structure offers the potential for accretion to GBDC’s NAV per share if GBDC is trading at a premium to NAV when the merger closes.

DISCLOSURES Forward-Looking Statements This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission. GBDC and GBDC 3 undertake no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication. Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition or the two-step merger of GBDC 3 with and into GBDC (collectively, the “Mergers”), along with the related proposals for which stockholder approval will be sought (collectively, the “Proposals”). The forward-looking statements may include statements as to: future operating results of GBDC and GBDC 3 and distribution projections; business prospects of GBDC and GBDC 3 and the prospects of their portfolio companies; the potential benefits of the Mergers; and the impact of the investments that GBDC and GBDC 3 expect to make. In addition, words such as “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of GBDC and GBDC 3 stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of GBDC and GBDC 3 or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or global health pandemics, such as the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) changes in political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets that could result in changes to the value of GBDC’s or GBDC 3’s assets; (xiii) elevating levels of inflation, and its impact on GBDC and GBDC 3, on their portfolio companies and on the industries in which they invest; (xiv) the combined company’s plans, expectations, objectives and intentions, as a result of the Mergers; (xv) the future operating results and net investment income projections of GBDC, GBDC 3, or, following the closing of one or both of the Mergers, the combined company; (xvi) the ability of GC Advisors to locate suitable investments for the combined company and to monitor and administer its investments; (xvii) the ability of GC Advisors or its affiliates to attract and retain highly talented professionals; (xviii) the business prospects of GBDC, GBDC 3 or, following the closing of one or both of the Mergers, the combined company and the prospects of their portfolio companies; (xix) the impact of the investments that GBDC, GBDC 3 or, following the closing of one or both of the Mergers, the combined company expect to make; (xx) the expected financings and investments and additional leverage that GBDC, GBDC 3 or, following the closing of one or both of the Mergers, the combined company may seek to incur in the future; and (xxi) other considerations that may be disclosed from time to time in GBDC’s and GBDC 3’s publicly disseminated documents and filings. GBDC and GBDC 3 have based the forward-looking statements included in this press release on information available to them on the date of this communication, and they assume no obligation to update any such forward-looking statements. Although GBDC and GBDC 3 undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that GBDC and GBDC 3 in the future may file with the SEC, including the Joint Proxy Statement (as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Additional Information and Where to Find It This communication relates to a proposed business combination involving GBDC and GBDC 3, along with the related Proposals for which stockholder approval will be sought. In connection with the Proposals, each of GBDC and GBDC 3 intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of GBDC and GBDC 3 and a prospectus of GBDC (the “Joint Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GBDC AND GBDC 3 ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT OF GBDC AND GBDC 3 REGARDING THE PROPOSALS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GBDC, GBDC 3, THE MERGERS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GBDC, from GBDC’s website at http://www.golubcapitalbdc.com. Participants in the Solicitation GBDC and GBDC 3 and their respective directors, executive officers and certain other members of management and employees of GC Advisors and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GBDC and GBDC 3 in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GBDC and GBDC 3 stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.